Exhibit 1

Media release

30 September 2004

Westpac releases international investor presentation

Westpac’s Chief Financial Officer, Philip Chronican is presenting at a conference in the UK in the week beginning 4 October 2004 and a copy of his presentation and associated supporting material has been lodged with the ASX.

Consistent with Westpac’s policy, the presentation does not provide any earnings guidance but it does highlight a couple of items that will arise out of the full year 2004 result and where sufficient information is available to disclose.

These items include:

On 2 June 2004 Westpac, through Hastings Funds Management, acquired three strategically placed natural gas transmission pipelines (‘Epic’).  As these assets have yet to be sold down to investors, the business will be consolidated in Westpac’s accounts for the financial year ended September 2004.  This will add around $360 million to Westpac’s risk weighted assets at 30 September 2004 and also results in a $297m deduction to total regulatory capital.

The consolidation of Epic along with a number of other factors will also impact revenue and expense lines but will have a minimal impact on overall cash earnings.  The net impact of these factors will see Westpac’s expense growth being marginally above the medium term guidelines of 2% to 4% for the 2003/04 financial year.

The presentation also provides additional detail on the likely financial impact from the discontinuance of certain New Zealand structured finance transactions following the announcement of a tax changes in New Zealand.  In the 2004 financial year these transactions are expected to contribute around $85m in pre tax revenue.  In the 2005 financial year that contribution is expected to fall to around $40m with no contribution in subsequent years.

On operating conditions, Mr Chronican highlights that the environment for Westpac’s core markets remains favourable with the housing market continuing to exhibit an orderly decline.

More specifically, economic growth is expected to remain robust and unemployment is forecast to change little over the year.  Within this environment, credit quality is expected to remain sound and bad and doubtful debts are expected to remain at the lower end of longer-term averages.

Ends.

For Further Information

David Lording

Media Relations

Westpac Banking Corporation

Ph: 02 9226 3510

Mb: 0419 683 411